MANAGEMENT REPORT

SECOND QUARTER RESULTS 2019

Market Capitalization
R$29,5 bi – US$7,5 bi
Stock Prices
BRFS3 R$36,32 – BRFS US$9.20
Base: 08/08/2019

Shares outstanding:
812,473,246 ordinary shares
945,846 treasury shares
Base: 06/30/2019
Conference Call
Friday, 08/09/2019
10:00 a.m. BRT
9:00 a.m. EDT

Dial-in
Brazil:
+55 11 4210-1803 or
+55 11 3181-8565
United States:
+1 844 204-8942 or
+1 412 717 9627

IR Contacts:
Lorival Luz
Global CEO, CFO and CIRO

Eduardo Takeiti
IRO

Pedro Bueno
IR Manager

+55 11 2322 5377
acoes@brf-br.com

São Paulo, August 9, 2019 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or the "Company" today announced its 2019 second-quarter (2Q19) results. This report includes results in Brazilian Real, in accordance with Brazilian corporate and accounting practices, in compliance with the International Financial Reporting Standards (IFRS), and compared to the same period in 2018, as indicated. The report also reflects adoption of IFRS16, which altered the accounting treatment for leasing. Additionally, the Company opted for a modified retrospective approach without reinstatement of comparative periods.

OPERATING HIGHLIGHTS (Continuing Operations)

- **CONSOLIDATED**
  - **Net revenue of R$8,338 million in 2Q19** (+18.0% y-o-y);
  - **Adjusted EBITDA of R$1,547 million in 2Q19** (+333.9% y-o-y); includes a net gain of R$328 million relating to tax proceedings; excluding such gain, Adjusted EBITDA totals R$1,219 million;
  - **Adjusted EBITDA Margin of 18.6% in 2Q19** (+13.6 p.p. y-o-y); excluding the net gain from tax proceedings, Adjusted EBITDA margin is 14.6%;
  - **Net income of R$191 million in 2Q19** in continuing operations and total corporate net income of R$325 million in 2Q19, versus a net loss of R$1,466 million in 2Q18;
- **BRAZIL SEGMENT**
  - **Net revenue of R$4,082 million in 2Q19** (+10.8% y-o-y);
  - **Adjusted EBITDA of R$790 million in 2Q19** (+332.5% y-o-y); excluding the net gain from tax proceedings, Adjusted EBITDA would total R$462 million;
  - **Adjusted EBITDA margin of 19.4% in 2Q19** (+14.4 p.p. y-o-y); excluding the net gain from tax proceedings, Adjusted EBITDA margin would be 11.3%;
- **INTERNATIONAL SEGMENT**
  - **Net revenue of R$3,985 million in 2Q19** (+24.1% y-o-y);
  - **Adjusted EBITDA of R$693 million in 2Q19** (+288.9% y-o-y);
  - **Adjusted EBITDA Margin of 17.4% in 2Q19** (+11.8 p.p. y-o-y).

FINANCIAL HIGHLIGHTS

- **Net leverage (net debt/Adjusted EBITDA) of 3.74x in 2Q19;**
- **Operating cash generation of R$1,162 million in 2Q19**;
- **Cash position of approximately R$7 billion at the end of 2Q19**;
- **Financial cycle of 20.1 days at the end of 2Q19**, down 4.2 days vs. 2Q18

Disclaimer

The statements included in this report concerning the Company's prospective business, projections and potential growth are merely forecasts based on Management expectations with regards to the future of the Company. These expectations are highly dependent on market changes and the general economic performance of the country, the industry, and the international markets, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

Dear Shareholders,

During the second quarter of 2019 (2Q19), BRF moved on in its turnaround process. Our key financial ratios reveal that our commitments to deleverage, increase margins, operate with excellence and grow with profitability are being achieved.

This quarter, BRF reported an Adjusted EBITDA of R$1,547 million, due to a combination of robust net revenue growth resulting from higher volumes sold in the foreign markets, solid increase of average sales prices across all geographies and improved sales and operational performance. It is worth noting two accounting entries recorded in 2Q19 operating results: one entry was a negative impact from ICMS payments on staple basket products (nearly R$360 million on EBITDA and R$390 million on financial result). The other one, as we noted in our 4Q18 earnings call, is the successful ruling on the exclusion of ICMS from the PIS/COFINS calculation basis (roughly R$690 million on EBITDA and R$340 million on financial result). The net effect of these accounting entries resulted in an approximate gain of R$328 million in Adjusted EBITDA in 2Q19. Even if we exclude these two accounting entries, Adjusted EBITDA this quarter would total R$1,219 million, with an Adjusted EBITDA margin of 14.6%, attesting the strength of our operational results.

Continued Op. – R$mm	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19
Volume (Thousand Tons)	1,085	1,083	1,251	1,283	1,005	1,090
Net Revenues	**7,031**	**7,067**	**7,802**	**8,289**	**7,359**	**8,338**
Gross Margin (%)	*19.6%*	*8.4%*	*17.0%*	*18.9%*	*20.6%*	*25.1%*
Adjusted EBITDA	**685**	**356**	**581**	**843**	**748**	**1,547**
EBITDA Adjusted Margin (%)	*9.7%*	*5.0%*	*7.4%*	*10.2%*	*10.2%*	*18.6%*
Adjusted EBITDA ex-ICMS	**685**	**356**	**581**	**617**	**748**	**1,219**
EBITDA Adjusted Margin ex-ICMS (%)	*9.7%*	*5.0%*	*7.4%*	*7.4%*	*10.2%*	*14.6%*
Net / (Loss) Income	**(133)**	**(1,435)**	**(860)**	**313**	**(113)**	**191**
Net Debt / Adj. EBITDA LTM*	*4.44x*	*5.69x*	*6.74x*	*5.12x*	*5.64x*	*3.74x*

*According to adjustments released in each of the quarters.

We ended 2Q19 with a relevant decrease in our financial leverage, measured by the ratio between net debt and Adjusted EBITDA, which decreased from 5.64x in March 2019 to 3.74x in June 2019. Such a move reflects a disciplined execution of our Operational and Financial Restructuring Plan initiated in the second half of last year, in addition to the Company's higher operational margins, which ended the quarter well above historical levels. This operational performance, coupled with a favorable market scenario, makes us confident on the Company's deleveraging trajectory. We also issued R$750 million[1] in debentures with a 7-year term, which contributes to improving and lengthening our indebtedness profile. We ended the quarter with a cash position of approximately R$7 billion, a solid figure that sufficiently covers our financial liabilities over the next 2 years.

[1] R$680 million with 7-year term and R$70 million with 3-year term.

Operationally speaking, we continue to roll out our Operational Excellence System (OES) for all the Company's facilities. We are on schedule in this implementation – three pilot plants fully in accordance with operational methodology and another 14 plants in the implementation phase. We are confident that we will reach the target of over 30 manufacturing hubs operating in a single and integrated system, replicating the best practices of Safety, Integrity, Quality, Management and Controls, besides eliminating inefficiencies in our operations. Our frozen raw material inventories remain at the level of 50,000 tons, which helps keeping our working capital at low levels and supporting our sales team in effectively implementing our business strategy.

We also made progress in our +Excellence program, which aims to improve commercial execution by means of a healthy competition among our sales teams, replicating best practices across the Company. All of our branches and distribution centers are already operating under this program, and first results can already be seen, for example, in the number of items per client. Equally important is our Logistics Excellence Program, which significantly improved the efficiency of our logistics network compared to last year.

Taking into consideration the protein price indices[2] in the domestic market, we can see a strong increase compared to the same period in 2018: more than 30% for poultry meat and more than 35% for pork meat. Such growth is mainly related to operational adjustments made by the company throughout the second half of 2018 and to the solid reduction in product inventory. Particularly with regard to BRF, our 2018 Operational and Financial Restructuring Plan included vacation shutdown at 7 of our plants, the adoption of layoff benefits, adjustments to our installed capacity for turkey protein production, and a strong reduction in our inventories of frozen raw materials.

In international markets, the effects of the African Swine Fever in several countries have been clearly adverse for the production of the main protein consumed worldwide. Recent information[3] indicates reduction of roughly 30% in the Chinese herd, being more than 25% when considering solely breeding females. There are market estimates[4] of a drop of around 25% and 35% in the Chinese pork meat production in 2019 and 2020, respectively, compared to nearly 55 million tons produced by China last year. A reduced contingent of breeding females poses a serious challenge to recovery at large farming units, due to the swine cycle duration[5] of approximately two to three years. Thus, in our opinion, a rapid supply upswing is practically null in the short term, impacting the protein price projections as from the second half of the year globally. Accordingly, this swine fever outbreak has already started to impact prices in Asia at the end of the quarter. In addition, strong prices in the *in natura* market also impact processed food prices.

All-in-all, a better balance between supply and demand in the domestic market, more adequate inventory levels and a still mild effect of the African Swine Fever outbreak have been impacting price, leading to an increase in our consolidated average sales price, which went up more than 17% y-o-y in 2Q19. This fact, coupled with a recovery of volumes sold in the period, enabled net revenue to grow nearly 18% y-o-y, significantly contributing to margin expansion during the quarter, without imposing pressure from sales needs.

When we analyze volumes sold in 2Q19, deserves highlight the recovery of our full capacity to serve key markets, such as Saudi Arabia, the standardization of procedures to obtain the International Sanitary Certifications (ISC) and the more strategic business performance in the Company's different regions and sales channels, both in Brazil and international markets.

---

[2] Average 2Q19 vs. 2Q18 CEPEA/ESALQ indexes for whole frozen chicken at wholesale in the greater São Paulo SP and special swine carcass in greater São Paulo, both in R$/kg.
[3] H1 Report of China Swine Industry in 2019 – June 2019, Boyar – www.boyar.cn.
[4] Pork Quarterly Q3 2019 – July 2019, Rabobank.
[5] Considering the cycle of breeding, raising and finishing of parent stock, breeders and livestock slaughter.

High protein prices also have been affecting the livestock industry. Average poultry and swine prices in 2Q19 rose over 35% and 45%[6], respectively, compared to the same period last year, thereby presenting higher cost pressure for non-integrated companies. In the case of BRF, we have a highly integrated chain, with 100% integration for poultry and over 95% for swine, eliminating almost all the Company's exposure to the livestock industry. We have also been working to expand the licensing of new plants to serve international markets, and four plants are under an advanced process of analysis and discussion.

When we consider the average quotes for grain prices on the stock exchange in the six months preceding 2Q19, we can still see inflation when compared to the same period last year– roughly 15% y-o-y[7]. However, we could already see a downturn during the first half of 2019 – a drop of nearly 13%[8], which should benefit our cost projections for the second half of the year. We took advantage of such movement in the commodities market to approve a strategy with our Risk Committee to lengthen our inventory positions and raise pricing level, fully compliant with our hedge and risk management limits policies established by our Board of Directors. We do not use these policies as instruments of financial speculation or working capital management, but as tools to ensure an adequate supply of grains to almost 12,000 integrated companies at levels consistent with market realities. We are very disciplined when assessing this issue.

Despite a very solid and positive outlook for 2018/19 grains crops in Brazil and Argentina, the corn crop in the U.S. has posed difficulties, due to constant delays in the planting of crops, as a result of adverse climate events in that region. In any event, we still expect a positive scenario for our main input price, supported by record volume estimates for the Brazilian crop, which should approach the level of 100 million tons this year.

Innovation is at the core of BRF, and for the fourth consecutive year the Company was voted one of the most innovative food companies in Brazil in a survey conducted by PwC. As a key strategic pillar, we set the goal of having around 10% of our revenues coming from innovation by 2023. Accordingly, we had major launches in the quarter, such as the Perdigão Mini Sausages, the Sadia Pork Cuts, Breaded Chicken Burger and the "*Sadia na Receita*" (chicken cuts ready to be used on recipes), among others.

Lastly, we have been quickly advancing our agenda of employee engagement and company culture. The results obtained so far are only possible thanks to the dedication and commitment of our employees and the partnership of our integrated companies and suppliers. We have been making efforts to turn our essential commitments to Safety, Quality and Integrity, into an integral part of BRF's way of being and way of doing.

Undoubtedly, the work we have done so far is rewarding, but there is still a lot to do. Our achievements put us in a unique position to leverage the excellent opportunities in this upcoming positive cycle, especially in regard to the protein industry, as well as to the more favorable macroeconomic environment for consumption when compared to recent years. Accordingly, we will continue to adhere closely to our profitability turnaround plan.

Lorival Nogueira Luz Jr.
Global CEO

[6] Poultry Industry Databank – June 2019, APINCO.
[7] Average price variation in the 6 months preceding 2Q18 and 2Q19 – for a composition of 2/3 corn and 1/3 soybean using B3's quotes.
[8] Average price variation in the closing quotes of December 2018 and June 2019 - for a composition of 2/3 corn and 1/3 soybean using B3's quotes

HIGHLIGHTS

Key Financial Indicators

The Company notes that it adopted the CPC 06 (R2) / **IFRS16** as of 01/01/19, with an impact of **R$157 million in the 2Q19 EBITDA**. The IFRS16 accounting standard changes the treatment of leasing, and the Company opted for a modified retrospective approach without reinstatement of comparative periods. Further details can be found in Note 3.1 of the Interim Financial Information (ITR).

Exclusion of ICMS (State VAT) from the calculation basis of PIS/COFINS (Federal Revenue Taxes): The Company recorded **gains under Other Operating Income totaling R$687 million and R$343 million in Financial Income.** These gains mainly result from a favorable court decision on a lawsuit filed by its subsidiary, Perdigão Agroindustrial, recognizing the right to exclude ICMS from the PIS/COFINS calculation basis, as detailed in Note 11 of the Interim Financial Information (ITR).

Provision for ICMS in the Staple Basket: in June 2019, the Brazilian Federal Supreme Court (STF) ruled on a motion for clarification under General Repercussion (appeal) discussing the right to the ICMS (value-added tax) tax holiday on Staple Basket products. This above-mentioned appeal aimed at restraining the effects of such a decision. As a result of the court decision and in analyzing the legal and technical aspects, the Company understands that the effects may result in probable losses. **Thus, the Company recorded in 2Q19 negative impact of R$359 million under Other Operating Income and of R$390 million in Financial Expenses,** as detailed in Note 26.1 of the Interim Financial Information (ITR).

Highlights	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Volume (Thousand Tons)	1,090	1,083	0.7%	1,006	8.40%
Net Revenues	**8,338**	**7,067**	**18.0%**	**7,359**	**13.3%**
Average Price (R$/kg)	7.65	6.52	17.2%	7.32	4.5%
COGS	(6,246)	(6,472)	(3.5%)	(5,842)	6.9%
Gross Profit	**2,092**	**595**	**251.5%**	**1,517**	**37.9%**
Net (Loss) Income Continued Operations	**191**	**(1,435)**	**n.m.**	**(113)**	**n.m.**
Net Margin - Continued Op. (%)	*2.3%*	*(20.3%)*	*22.6 p.p.*	*(1.5%)*	*3.8 p.p.*
Adjusted EBITDA	**1,547**	**356**	**333.9%**	**748**	**106.7%**
EBITDA Adjusted Margin (%)	*18.6%*	*5.0%*	*13.6 p.p.*	*10.2%*	*8.4 p.p.*
Adjusted EBITDA ex-ICMS	**1,219**	**356**	**241.9%**	**748**	**62.9%**
EBITDA Adjusted Margin ex-ICMS (%)	*14.6%*	*5.0%*	*9.6 p.p.*	*10.2%*	*4.5 p.p.*
Cash Generation (Consumption)	**1,373**	**(63)**	**n.m.**	**253**	**443.3%**
Net Debt	(13,900)	(15,696)	(11.4%)	(14,238)[1]	(2.4%)
Leverage (Net Debt/Adj.EBITDA LTM)	**3.74**	**5.69**	**(34.3%)**	**5.64[1]**	**(33.7%)**

[1] Including the sale of assets in Europe and Thailand (R$1,163 million) and remaining amounts receivable from sale of assets in Argentina (R$96 million)

Quarter Highlights and Subsequent Events

- First issuance of BRF's debentures totaling R$750 million, of which R$680 million with a 7-year term and R$70 million with a 3-year term;

- Closing of the sale of 100% of shares held by BRF in entities located in Europe and Thailand. The enterprise value amounted to approximately US$377 million;

- Launched new products – *Mini Salsichas Perdigão* (sausage), *Suíno Sadia* (pork cuts), *Frango Sadia na Receita* (chicken), amongst others – maintaining innovation as one of the key drivers of volume growth and profitability;

- Obtained Brazilian Authorized Economic Operator Program (AEO) Certification: Compliance module. This certificate qualifies the Company as a safe and reliable company in International Trade;

- Completed implementation of the Operational Excellence System (OES) at pilot units and started rolling out the project at the Company's other manufacturing hubs;

- BRF shares were once again included in the FTSE4Good Index Series, which measures the performance of leading companies that demonstrate strong practices related to Environmental, Social and Corporate Governance issues.

OPERATING PERFORMANCE

BRAZIL SEGMENT

The most valuable food brands in the country

Brazil Segment	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Volume (Thousand Tons)	**519**	**538**	**(3.5%)**	**508**	**2.3%**
Poultry (In Natura)	122	133	(8.6%)	127	(3.9%)
Pork and Others (In Natura)	29	29	1.6%	29	(0.2%)
Processed foods	368	376	(2.1%)	352	4.7%
Net Operating Revenues (R$, Million)	**4,082**	**3,685**	**10.8%**	**3,940**	**3.6%**
Average price (R$/Kg)	*7.86*	*6.84*	*14.8%*	*7.76*	*1.3%*
COGS	(3,100)	(3,025)	2.5%	(3,104)	(0.1%)
Gross Profit (R$, Million)	**982**	**660**	**48.6%**	**836**	**17.4%**
Gross Margin (%)	*24.0%*	*17.9%*	*6.1 p.p.*	*21.2%*	*2.8 p.p.*
Adjusted EBITDA (R$, Million)	**790**	**183**	**332.5%**	**374**	**111.1%**
Adjusted EBITDAMargin (%)	*19.4%*	*5.0%*	*14.4 p.p.*	*9.5%*	*9.9 p.p.*
Adjusted EBITDA ex-ICMS (R$, Million)	**462**	**183**	**152.8%**	**374**	**23.4%**
Adjusted EBITDAMargin ex-ICMS (%)	*11.3%*	*5.0%*	*6.4 p.p.*	*9.5%*	*1.8 p.p.*

2Q19 vs. 2Q18

During the second quarter of 2019, we remained executing our strategic plan aimed at recovering our profitability. We implemented and accelerated the +Excellence, an important program aimed at leveraging Brazil Segment's results by means of structuring indicators and processes that simplify and guarantee more efficient operations, thus ensuring the quality in execution. Additionally, we remained with low levels of direct commercial investments, mainly in the retail channel, while we increased our average prices by 14.8% y-o-y. As a result, our volumes dropped 3.5% y-o-y, but net operating revenue was up 10.8% y-o-y, sustained by a price increase of 9.2% y-o-y in the processed food category and of 31.2% y-o-y in the *in natura* portfolio.

This positive price performance was sufficient to offset the 6.3% y-o-y increase in average unit cost, a result of 14.7%[10] average increase in grains prices during the production period of products sold, as well as higher freight costs. Notwithstanding, gross margin grew 6.1 p.p. y-o-y reaching 24.0% in 2Q19, closer to historical levels.

Sales, general and administrative expenses increased by 7.3% y-o-y due to more significant marketing investments in the period, with the rollout of Qualy Vita, advertisement campaigns for both Sadia and Perdigão brands, amongst others. However, expenses improved as a percentage of net revenue, due to improved sales performance in the period and better expense management as a result of the implementation of the Zero-Based Budgeting (ZBB) tool. As a result, Adjusted EBITDA in 2Q19 totaled R$790 million, with a margin of 19.4%, a 14.4 p.p. growth y-o-y.

It is worth noting that the positive impact of excluding ICMS from the calculation basis of PIS/COFINS and the negative impact of provisions for payment of ICMS on Staple Basket products impacted Brazil Adjusted EBITDA at +R$687 million and -R$359 million, respectively. If we exclude these effects, Adjusted EBITDA would total R$462 million in 2Q19, with an Adjusted EBITDA margin of 11.3%. In addition, the adoption of IFRS16 had a positive accounting effect on Adjusted EBITDA of R$80 million in 2Q19.

[10] Average price variation in the six months preceding 2Q18 and 2Q19, for a composition of 2/3 corn and 1/3 soybean using B3's quotes.

Market Share

At the end of 2Q19, the Company's consolidated market share reached 44.2%, down 1.8 p.p. y-o-y. Such movement was already expected by the Company, given its strategy of making the operation profitable, by adopting a leading price transfer strategy and reducing direct investments in the retail channel. On the other hand, compared to Nielsen's next-to-last market share reading referring to the second bi-monthly period of 2019, we can see a 0.3 p.p. growth, mainly driven by the Sadia brand. Such a gain is a result of better commercial execution in the period, with a 4.0% q-o-q growth in the number of items per client in addition to improving product mix. It is worth mentioning that our competitors also followed us in the price movement, providing support for new adjustments.


Total BRF*
45.0% 45.5% 45.9% 44.9% 46.0% 44.9% 45.4% 45.0% 44.2%
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19

Source: Nielsen
* As from 4Q18, Becel brand was removed from the Company's market share reading, due to the end of joint venture between Unilever Brasil and BRF.


Frozen Meals
47.0% 48.0% 49.8% 49.4% 50.1% 47.4% 49.4% 49.9% 46.7%
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19


Cold Cuts
51.3% 50.7% 50.4% 50.4% 51.0% 48.9% 50.0% 50.4% 50.3%
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19


Margarines
53.0% 54.1% 54.5% 53.6% 53.6% 53.7% 54.2% 54.0% 53.2%
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19


Filled
38.0% 39.0% 39.6% 37.9% 39.9% 39.8% 39.3% 38.0% 37.7%
2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 2Q19

Source: Nielsen Bimonthly Retail – Margarines and Frozen Meals (Apr/May reading); Filled and Cold Cuts (May/June reading).

INTERNATIONAL SEGMENT

The aggregate information from the Halal Market and Other International Markets, following the consolidation of international operations under a single International Markets Vice Presidency, is detailed below.

International Segment	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Volume (Thousand Tons)	**504**	**483**	**4.3%**	**429**	**17.6%**
Poultry (In Natura)	403	397	1.5%	342	17.8%
Pork and Others (In Natura)	38	31	23.4%	30	26.7%
Processed foods	64	56	13.9%	57	11.3%
Net Operating Revenues (R$, Million)	**3,985**	**3,210**	**24.1%**	**3,194**	**24.8%**
Average price (R$/Kg)	*7.90*	*6.64*	*19.0%*	*7.44*	*6.1%*
COGS	(2,939)	(2,873)	2.3%	(2,530)	16.2%
Gross Profit (R$, Million)	**1,047**	**338**	**210.0%**	**664**	**57.7%**
Gross Margin (%)	*26.3%*	*10.5%*	*15.7 p.p.*	*20.8%*	*5.5 p.p.*
Adjusted EBITDA (R$, Million)	**693**	**178**	**288.9%**	**373**	**85.8%**
Adjusted EBITDA Margin (%)	*17.4%*	*5.6%*	*11.8 p.p.*	*11.7%*	*5.7 p.p.*
Volume CFR* (Thousand Tons)	**317**	**287**	**10.3%**	**244**	**29.7%**
% total in volume	*62.7%*	*59.4%*	*3.4 p.p.*	*56.9%*	*5.9 p.p.*

*Direct Export

HALAL MARKET
Largest exporter to GCC countries

Halal market	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Volume (Thousand Tons)	**298**	**295**	**0.8%**	**270**	**10.3%**
Poultry (In Natura)	258	259	(0.4%)	230	12.2%
Processed foods	40	36	9.6%	40	(0.8%)
Net Operating Revenues (R$, Million)	**2,370**	**2,107**	**12.5%**	**2,058**	**15.2%**
Average price (R$/Kg)	*7.96*	*7.13*	*11.6%*	*7.62*	*4.4%*
COGS	(1,697)	(1,767)	(3.9%)	(1,525)	11.3%
Gross Profit (R$, Million)	**673**	**340**	**98.0%**	**532**	**26.5%**
Gross Margin (%)	*28.4%*	*16.1%*	*12.3 p.p.*	*25.9%*	*2.5 p.p.*
Adjusted EBITDA (R$, Million)	**370**	**182**	**104.0%**	**285**	**30.2%**
Adjusted EBITDA Margin (%)	*15.6%*	*8.6%*	*7.0 p.p.*	*13.8%*	*1.8 p.p.*
Volume CFR* (Thousand Tons)	**115**	**110**	**4.3%**	**93**	**24.2%**
% in total volume	*38.7%*	*37.4%*	*1.3 p.p.*	*34.3%*	*4.3 p.p.*

*Direct Export

2Q19 vs. 2Q18

Net revenue in the Halal Market amounted to R$2.4 billion in 2Q19 (+12.5% y-o-y), mainly driven by (i) price increases in Saudi Arabia, due to a limited number of plants licensed to export to Saudi Arabia which restricted product offerings; (ii) 0.8% y-o-y volume growth with an improved mix of channels and countries; (iii) price increases in Turkey, after a challenging scenario of price control, due to high inflation; (iv) market share gain in processed foods category, whose average prices are higher than *in natura* products; and (v) the positive impact of foreign exchange depreciation.

In addition, along with operational improvement, gross margin increased as a result of lower cost of grains in the period, due to a shorter cycle for griller production (small chicken with an average weight of roughly 1kg). On the other hand, higher expenses related to foreign exchange variation and higher marketing investment during the Ramadan period partially offset such gain. Notwithstanding the Adjusted EBITDA of the Halal Market reached R$370 million in 2Q19, with an Adjusted EBITDA margin of 15.6% (+7.0 p.p. y-o-y). In addition, the adoption of IFRS16 had a positive accounting effect on the Halal Market's EBITDA, which reached R$47 million in 2Q19.

Market share ended the quarter at 43.0% in 2Q19, up 0.2 p.p. and maintaining broad leadership in the market. The market share in all categories, according to the last Nielsen 2Q19 reading, is as follows:

(i) griller with 48.6% (+2.9 p.p. y-o-y);
(ii) chicken cuts with 60.0% (-2.0 p.p. y-o-y);
(iii) processed foods with 19.9% (+0.3 p.p. y-o-y).

In Turkey, our market share grew 4.7 p.p. year-on-year to 19.3% in 2Q19, as a result of the strategy to strengthen the Banvit brand to the detriment of retailer private label brands. We were able to maintain our leadership position in virtually every category we operate.

OTHER INTERNATIONAL SEGMENTS (Asia, Africa, Americas and Europe)

Other International Markets	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Volume (Thousand Tons)	**207**	**188**	**9.9%**	**159**	**29.9%**
Poultry (In Natura)	145	138	5.1%	112	29.2%
Pork and Others (In Natura)	38	31	23.4%	30	26.7%
Processed foods	24	20	22.0%	17	39.6%
Net Operating Revenues (R$, Million)	**1,615**	**1,104**	**46.3%**	**1,136**	**42.2%**
Average price (R$/Kg)	*7.81*	*5.87*	*33.2%*	*7.14*	*9.4%*
COGS	(1,242)	(1,106)	12.3%	(1,005)	23.6%
Gross Profit (R$, Million)	**373**	**(2)**	**n.m.**	**131**	**184.1%**
Gross Margin (%)	*23.1%*	*(0.2%)*	*23.3 p.p.*	*11.6%*	*11.6 p.p.*
Adjusted EBITDA (R$, Million)	**323**	**(3)**	**n.m.**	**89**	**n.m.**
Adjusted EBITDA Margin (%)	*20.0%*	*(0.3%)*	*20.3 p.p.*	*7.8%*	*12.2 p.p.*
Volume CFR* (Thousand Tons)	**201**	**177**	**14.0%**	**151**	**33.1%**
% in total volume	*97.4%*	*93.9%*	*3.5 p.p.*	*95.1%*	*3.5 p.p.*

*Direct Export

2Q19 vs 2Q18

Net revenue totaled R$1.6 billion in 2Q19, up 46.3% y-o-y due to higher volumes shipped in the quarter (+9.9% y-o-y), and higher average prices in Brazilian Reais (+33.2% y-o-y). The effect of the African Swine Fever outbreak in several countries started to impact Asia's commercial dynamics. A lower volume of swine produced in China resulted in higher demand for imported products, practically doubling the volume shipped by the Company to that country at the end of the quarter, with prices in US dollars surging 56.1% y-o-y. A similar effect can be seen in Japan and South Korea at the end of the quarter, mainly for poultry meat. As several exporters shipped their products to China, those two markets were impacted by a decreased number of exporters, thus, resulting in a more restricted product offering. Therefore, the Company also benefited from a higher volume exported, accompanied by US-dollar favorable prices in these countries.

In addition to changes in the Asian countries, commercial dynamics that favored results, higher volumes and prices in other markets also drove performance in 2Q19. We shipped higher volumes of *in natura* poultry (+13.8% y-o-y) and processed foods (+69.2% y-o-y) to Africa, combined with higher average prices in Reais (+23.9% y-o-y). In the Americas, we took advantage of the import quotas clearance for chicken cuts in Mexico at the end of 2Q19, increasing the availability of products for that country. This quick upswing enabled us to practically double the volume compared to the previous year (+92.5% y-o-y) amid a highly attractive price scenario. Initiatives to improve distribution efficiency in Chile, coupled with turkey cuts price increase (+45.0% y-o-y), also positively contributed to results.

Gross profit reached R$373 million in 2Q19, with a gross margin of 23.1% (+23.3 p.p. y-o-y). In addition to improved commercial dynamics, coupled with a favorable foreign exchange scenario, improved grains costs sustained profitability in the period. It is worth noting that 70% of the volume sold in the region is chicken, mainly through direct exports, without relying on inventory. Thus, the impact of grain prices in such regions is felt more quickly than those of other markets. Adjusted EBITDA totaled R$323 million in 2Q19, with a margin of 20.0% (+20.3 p.p. y-o-y). The adoption of IFRS16 had a positive impact of R$30 million on the EBITDA of Other International Markets in 2Q19.

OTHER SEGMENTS

Other Segments + Ingredients	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Volume (Thousand Tons)	**66**	**61**	**8.2%**	**69**	**(3.6%)**
Poultry (In Natura)	2	0	n.m.	2	(7.4%)
Pork and Others (In Natura)	0	0	n.m.	1	(71.9%)
Processed foods	0	0	n.m.	3	(86.8%)
Others Sales	64	61	n.m.	64	n.m.
Net Operating Revenues (R$, Million)	**276**	**182**	**51.7%**	**225**	**22.8%**
COGS	(214)	(144)	49.3%	(202)	6.1%
Gross Profit (R$, Million)	**62**	**39**	**60.6%**	**23**	**170.4%**
Gross Margin (%)	*22.4%*	*21.2%*	*1.2 p.p.*	*10.2%*	*12.2 p.p.*
Adjusted EBITDA (R$, Million)	**46**	**26**	**81.2%**	**6**	**613.4%**
Adjusted EBITDA Margin (%)	*16.8%*	*14.0%*	*2.7 p.p.*	*2.9%*	*13.9 p.p.*

The Adjusted EBITDA of "Other Segments" stood at R$46 million in 2Q19, with a margin of 16.8%. Improved profitability is explained by a lower liquidation of raw material in the period and an improved sales performance of BRF Ingredients.

Corporate

Corporate - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Net Operating Revenues	(5)	(11)	(49.2%)	0	n.m.
Gross Profit	1	(441)	n.m.	(6)	n.m.
Adjusted EBITDA	17	(30)	n.m.	(6)	n.m.

Adjusted EBITDA amounted to R$17 million in 2Q19 due to reversals of provisions in the period.

FINANCIAL PERFORMANCE

Net Operating Revenue (NOR)

Volumes - Thousand Tons	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Poultry (In Natura)	525	530	(0.8%)	470	11.9%
Pork and Others (In Natura)	68	60	13.5%	61	12.3%
Processed foods	432	432	0.0%	412	5.0%
Others Sales	64	61	5.0%	64	0.9%
Total	**1,090**	**1,083**	**0.7%**	**1,006**	**8.4%**
NOR (R$ Million)	**8,338**	**7,067**	**18.0%**	**7,359**	**13.3%**
Average Price (NOR)	7.65	6.52	17.2%	7.32	4.5%

In 2Q19, the Company's consolidated NOR amounted to R$8.3 billion, up 18.0% y-o-y. The increase was marked by an improved sales performance across all regions and key highlights are: (i) +46.3% y-o-y in net revenue from other international markets, reflecting favorable prices (+33.2% y-o-y) and volume (+9.9% y-o-y), especially in the Asian markets; (ii) average price increase of 14.8% y-o-y in Brazil, in line with the strategy to make the operation profitable; and (iii) a positive performance of the Halal Market, due to price increases in Saudi Arabia and Turkey and better mix of channels, countries and products.

Cost of Sales (COGS)

COGS - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Cost of Goods Sold	**(6,246)**	**(6,472)**	**(3.5%)**	**(5,842)**	**6.9%**
R$/Kg	*5.73*	*5.97*	*(4.0%)*	*5.81*	*(1.4%)*

In 2Q19, COGS improved 3.5% y-o-y owing to several non-recurring factors which negatively impacted 2Q18, such as the costs relating to the "Trapaça" Operation, the trucker's strike, the corporate restructuring plan, amongst others. However, such improvement was partially offset by a higher average grain prices of 14.7%[10] during the production period of products sold, especially in the Brazil market, as well as higher freight costs.

Gross Profit

Gross Profit - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Gross Profit	**2,092**	**595**	**251.5%**	**1,517**	**37.9%**
Gross Margin (%)	*25.1%*	*8.4%*	*16.7 p.p.*	*20.6%*	*4.5 p.p.*

Gross margin stood at 25.1% in 2Q19, up 16.7 p.p. y-o-y, due to improved operating results across all regions in which we operate. In 2Q19, we continued our strategy to stimulate the operation's profitability through price adjustments and improved commercial execution. Thus, unit price increase fully outpaced higher unit costs of products sold.

[10] Average price variation in the six months preceding 2Q18 and 2Q19, for a composition of 2/3 corn and1/3 soybean using B3's quotes

Operating Expenses

Operating Expenses - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Selling Expenses	(1,255)	(1,136)	10.5%	(1,141)	10.0%
% of the NOR	*(15.1%)*	*(16.1%)*	*1.0 p.p.*	*(15.5%)*	*0.4 p.p.*
General and Administrative Expenses	(136)	(125)	8.5%	(141)	(3.6%)
% of the NOR	*(1.6%)*	*(1.8%)*	*0.1 p.p.*	*(1.9%)*	*0.3 p.p.*
Operating Expenses	**(1,391)**	**(1,262)**	**10.3%**	**(1,282)**	**8.5%**
% of the NOR	*(16.7%)*	*(17.9%)*	*1.2 p.p.*	*(17.4%)*	*0.7 p.p.*

In 2Q19, total operating expenses were up 10.3% y-o-y. This increase is the result of: (i) higher freight expenses in the international markets due to foreign exchange deprecation; (ii) investments in marketing to reinforce our brands, both in the domestic market and in the Halal market; and (iii) labor expenses relating to layoffs. However, total expenses, as a percentage of net revenue, improved 1.2 p.p. y-o-y, owing to improved operational leverage.

Other Operating Results

Other Operating Results - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Other Operating Results	**230**	**(65)**	**n.m.**	**(77)**	**n.m.**
% of the NOR	*2.8%*	*(0.9%)*	*n.m.*	*(1.0%)*	*n.m.*

In 2Q19, "Other Operating Results" were positive at R$230 million, a difference of R$295 million versus 2Q18, due to entries of provision for payment of ICMS on the Staple Basket and a gain relating to exclusion of ICMS from the PIS/COFINS calculation basis, as mentioned above.

Financial Result

Financial Results R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Financial Income	669	998	(33.0%)	300	123.3%
Financial Expenses	(1,288)	(1,754)	(26.6%)	(748)	72.3%
Net Financial Result	**(619)**	**(756)**	**(18.0%)**	**(448)**	**38.2%**

The net financial result was an expense of R$619 million in 2Q19. The main components were grouped into the following categories:

(i) **Net interest** on net debt amounted to a net expense of R$364 million in 2Q19.

(ii) **Adjustment to Present Value (APV)** totaling negative R$77 million in 2Q19. APV segregates the financial income (expenses) portion from the business structure with clients/suppliers. This amount is offset in the gross profit.

(iii) **Interest and/or monetary restatement on rights, obligations, taxes, and others,** amounted to an expense of R$186 million in 2Q19. These expenses are a result of (i) portion of interests related to judicial loss related to the ICMS credit on Staple Basket products, in the amount of R$390 million, as shown in Note 26.1. of the Interim Financial Statements (ITR); (ii) the accounting effect of IFRS16, which increased leasing interests to R$40 million in the quarter, as stated in Note 23.2 of the ITR; (iii) the constitution of provisions for contingencies in the amount of R$48 million; (iv) the positive court ruling on exclusion of ICMS from the calculation basis of PIS/COFINS in the amount of R$366 million, as evidenced in Note 11 of the ITR; and (v) other interests and other liabilities in the amount of negative R$74 million.

(iv) **Exchange rate variation and others** of positive R$7 million in 2Q19, reflecting the impact of the exchange rate on the Company's balances denominated in foreign currency, as well as adjustments at market value of derivative financial instruments. This result mainly comprises (i) the exchange rate variation over assets and liabilities denominated in foreign currency of negative R$25 million; and (ii) fair value on derivatives of positive R#33 million.

Net Income (Loss)

Net Income / (Loss) - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Consolidated Net / (Loss) Income - Continued Op.	**191**	**(1,435)**	**n.m.**	**(113)**	**n.m.**
Net Margin (%)	*2.3%*	*(20.3%)*	*n.m.*	*(1.5%)*	*n.m.*
Consolidated Net / (Loss) Income - Total Consolidated	**325**	**(1,466)**	**n.m.**	**(1,012)**	**n.m.**

[1] Consolidated Earnings per Share (in R$), excluding treasury shares

In 2Q19, the Company posted net income for ongoing operations of R$191 million and corporate net income of R$325 million, reflecting operational improvement across all segments, lower net financial expenses and non-recurring impacts relating to ICMS in 2Q19.

Adjusted EBITDA

EBITDA - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Consolidated Net (Loss)	**191**	**(1,435)**	**n.m.**	**(113)**	**n.m.**
Income Tax and Social Contribution	120	(49)	n.m.	(177)	n.m.
Net Financial	619	756	(18.0%)	448	38.2%
Depreciation and Amortization	577	450	28.4%	565	2.3%
EBITDA	1,507	(278)	n.m.	723	108.5%
EBITDA Margin (%)	*18.1%*	*(3.9%)*	*n.m.*	*9.8%*	*8.3 p.p.*
Impacts of Carne Fraca/Trapaça operations	31	288	(89.1%)	11	175.2%
Debt designed as Hedge Accounting	0	163	n.m.	0	n.m.
Corporate Restructuring	(0)	144	n.m.	17	n.m.
Impacts of Trucker Strike	0	75	n.m.	0	n.m.
Tax recoveries	(1)	(19)	(97.4%)	(4)	(86.8%)
Non controlling shareholders	(3)	(15)	(79.8%)	1	n.m.
Costs on business diposed (Impairment)	12	0	n.m.	0	n.m.
Adjusted EBITDA	**1,547**	**356**	**333.9%**	**748**	**106.7%**
Adjusted EBITDA Margin (%)	***18.6%***	***5.0%***	***13.6 p.p.***	***10.2%***	***8.4 p.p.***

Adjusted EBITDA in 2Q19 amounted to R$1,547 million, up R$1,191 million in the annual comparison. Adjusted margin stood at 18.6%, an increase of 13.6 p.p. y-o-y. This result reflects the higher profitability across all markets, indicating improved commercial execution in both markets, focused on making the operation profitable through price adjustments and an improved mix.

The adoption of IFRS16 positively impacted EBITDA at R$157 million in 2Q19. Given that this standard applies to all of the Company's assets, similar amounts should be seen over the next quarters of 2019. Additional information is included in Note 3.1 of the Interim Financial Information (ITR).

It is worth noting two tax entries recorded in our 2Q19 operating results: one recognizing approximately R$390 million in payment of ICMS for staple basket products and another the successful outcome of excluding ICMS from PIS/COFINS calculation basis in the approximate amount of R$690 million. Stripping out the impacts of ICMS for the calculation basis of PIS/COFINS and ICMS on the staple basket, as mentioned above, Adjusted EBITDA would total

R$1,219 million in 2Q19, with a margin of 14.6%, attesting the Company's significant operational improvement in 2Q19.

WORKING CAPITAL MANAGEMENT AND FINANCIAL CYCLE

With the adoption of IFRS16 as of 2019, as described in Note 3.1, few effects are now adjusted by the Company to calculate the Accounts Payable Turnover. **To maintain the comparative basis and to better reflect the index, all additions and reversals associated with the adoption of the new accounting practices have been adjusted in the calculation.**

The Company's financial cycle totaled 20.1 days in 2Q19, a decrease of 4.2 days compared to 2Q18 under the same basis of comparison (only continuing operations). The improved financial cycle mainly derives from (i) reduced levels of frozen raw materials and finished products, within the scope of the Operating and Financial Restructuring Plan ("Plan"), first announced on June 29, 2018 and executed during second half of 2018; and (ii) the structuring of a Receivables Investment Fund – BRF Clients in December 2018, also within the scope of the same Plan.

Financial Cycle (end of period): Clients + Inventories – Suppliers


37,7
37,1
32,8
22,4
32,9
38,2
42,4
31,8
35,7
32,6
35,9
26,4
17,1
20,1
10,8%
10,8%
8,9%
6,8%
9,2%
11,2%
12,2%
9,6%
10,3%
9,4%
10,0%
7,6%
5,2%
6,0%
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
Working Capital / NOR
Financial Cycle

* Amounts consider the continuing and discontinued operations until 4Q18. As of 1Q19, the figures refer to the continuing operations only.

MANAGERIAL CASH FLOW

Operating cash flow from ongoing operations in 2Q19 amounted to R$1,162 million, R$1,014 million above consolidated operations (continuing + discontinued operations) during the same period last year, mainly due to the EBITDA increase of R$1,809 million compared to 2Q18, partially offset by the negative impact of R$499 million in the suppliers line due to the slower pace of grain purchases in 2Q19. Therefore, operating cash generation after CAPEX stood at R$692 million this quarter, addition of R$921 million when compared to R$229 million of cash consumed in 2Q18.

Million BRL	2Q19	2Q18[1]	1Q19
Adjusted EBITDA	**1,547**	**371**	**748**
Impacts of Carne Fraca/Trapaça operations	(31)	(288)	(11)
Debt designed as Hedge Accounting	0	(185)	0
Corporate Restructuring	0	(144)	(17)
Impacts of Trucker Strike	0	(75)	0
Tax recoveries	1	19	4
Non controling shareholders	3	13	(1)
Costs on business diposed	(12)	0	0
Hyperinflation	0	(11)	0
EBITDA	**1,507**	**(301)**	**723**
Working Capital	**(295)**	**188**	**(71)**
Δ Accounts Receivable	(62)	1	352
Δ Inventories	19	(62)	(208)
Δ Suppliers	(251)	248	(214)
Others	**(51)**	**262**	**(140)**
Cash Flow from Operating Activities	**1,162**	**148**	**512**
CAPEX	(353)	(378)	(315)
Leasing IFRS16	(117)	0	(107)
Cash Flow from Operations with Capex	**692**	**(229)**	**90**
M&A and Sale of Assets	1,249	18	440
Cash Flow from Investments	**779**	**(360)**	**18**
Cash - Financial Results	(162)	344	(222)
Interest Income	26	76	39
Interest Expenses	(389)	(363)	(168)
FX Variation on Cash and Cash Equivalents	(43)	90	74
Cash Flow from Financing Activities	**(568)**	**148**	**(277)**
Free Cash Flow	**1,373**	**(63)**	**253**
New Debt Amortizantions	(651)	329	(687)
Cash Variations	**721**	**265**	**(434)**

Million BRL	2T19	2T18[1]	1T19
Cash and Cash Equivalents - Initial	**6,278**	**7,274**	**6,711**
Cash Variation	721	265	(434)
Cash and Cash Equivalents - Final	**6,999**	**7,539**	**6,277**
Total Debt - Initial	**21,776**	**21,293**	**22,400**
New Debt/Amortization	(651)	329	(687)
FX Variation on Total Debt	(152)	1,413	(28)
Debt Interest and Derivatives	(74)	201	90
Total Debt - Final	**20,899**	**23,235**	**21,775**
Net Debt	**13,900**	**15,696**	**15,498**

1 - Including continuing + discontinued operations

INDEBTEDNESS

R$ Million	In 06.30.2019			In 12.31.2018[1]	
Debt	Current	Non-current	Total	Total	Δ %
Local Currency	(3,769)	(6,509)	(10,277)	(10,627)	(3.3%)
Foreign Currency	(1,110)	(9,511)	(10,621)	(11,929)	(11.0%)
Gross Debt	**(4,879)**	**(16,020)**	**(20,899)**	**(22,556)**	**(7.3%)**
Cash Investments*					
Local Currency	2,632	371	3,002	5,341	(43.8%)
Foreign Currency	3,940	57	3,997	1,605	149.0%
Total Cash Investments	6,572	427	6,999	6,946	0.8%
Net Debt	**1,693**	**(15,593)**	**(13,900)**	**(15,610)**	**(11.0%)**

[1] Indebtedness and financial investments include discontinued operations totaling R$156 million and R$235 million, respectively. *Cash considered is comprised of: Cash and Cash Equivalents, Financial Investments, Restricted Cash and Derivative Financial Assets.

Total gross indebtedness of continuing operations in the amount of R$20,899 million, as reported above, accounts for total financial indebtedness plus Liabilities of Derivative Financial Instruments, in the amount of R$118 million, according to Note 22 of the Interim Financial Information (ITR). Year-on-year from 2Q18 to 2Q19, amortizations net of funding totaled R$1,657 million in the period.

In 2Q19, net debt from continuing operations totaled R$13,900 million, a decrease of R$1,796 million compared to the R$15,696 million from consolidated operations (continuing + discontinued operations). The following factors contributed to this decrease: (i) free cash flow generation of R$1,262 million year-on-year; and (ii) R$232 million reduction in gross debt due to the exchange rate variation. Therefore, the Company's net leverage, measured by the ratio between the net debt and LTM Adjusted EBITDA reached 3.74x in 2Q19. Ex-effects of IFRS16 in Adjusted EBITDA from continuing operations, we reached net leverage of 4.09x in 2Q19.

Finally, the Company reaffirms that it does not have financial leverage covenants.

INVESTMENT (CAPEX)

Investments made in the quarter amounted to R$353 million, excluding effects from adoption of IFRS16, a decrease of 7.0% from 2Q8, of which R$104 million was allocated to growth, efficiency, and support; R$195 million to biological assets and R$54 million to leasing and others. Including the accounting effect resulting from IFRS16, total CAPEX amounts to R$470 million.

CAPEX - R$ Million	2Q19	2Q18	Chg. y/y	1Q19	Chg. q/q
Growth	22	21	4.8%	7	211.4%
Efficieny	8	12	(33.3%)	11	(25.4%)
Support	74	89	(16.9%)	67	10.7%
Biological Assets	195	208	(6.3%)	186	5.1%
Commercial Lease and Others	54	48	12.5%	45	20.3%
Total w/o IFRS 16	**353**	**378**	**(6.6%)**	**315**	**12.0%**
Leasing IFRS16 Impact	117	-	-	107	-
Total	**470**	**378**	**24.3%**	**422**	**11.3%**

The main projects in 2Q19 include:

- **Market Demand:**

  (i) Projects to manufacture industrialized products to meet the demand of the domestic market.
  (ii) Increase the production of *in natura* items to meet the demand of the foreign market.

- **Efficiency:**

  (i) Projects to implement the concepts of the 4.0 Industry in chicken slaughter units; and
  (ii) Energy efficiency projects for producing units.

- **Support/IT:**

  (i) Projects to reposition industrial assets;
  (ii) Improvement in working conditions of employees in the production processes;
  (iii) Updates in the technological systems.
  (iv) Optimization projects and control of processes related to commercial area and supply chain.

- **Support/Quality:**

  (i) Projects to improve control and quality processes in meat packing units, factories, and farms.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction No. 381, dated January 14, 2003, the Company reports that its policy of engagement of services unrelated to the external audit is based on principles that protect auditor independence.

Pursuant to CVM Instruction No. 381/03, in the period ended June 30, 2019, KPMG Auditores Independentes was engaged to provide services unrelated to external audit.

Pursuant to CVM Instruction No. 480/09, the Company's management states that at a meeting held on August 8, 2019, it discussed, reviewed, and agreed with the information included in the independent auditor's review of the 2Q19 financial information.

CONSOLIDATED INCOME STATEMENT

Financial Statement - R$ Million	2Q19	2Q18	Var y/y	1Q19	Chg. q/q
Net Operating Revenues	**8,338**	**7,067**	**18.0%**	**7,359**	**13.3%**
Cost of Sales	(6,246)	(6,472)	(3.5%)	(5,842)	6.9%
% of the NOR	*(74.9%)*	*(91.6%)*	*16.7 p.p.*	*(79.4%)*	*4.5 p.p.*
Gross Profit	**2,092**	**595**	**251.5%**	**1,517**	**37.9%**
% of the NOR	*25.1%*	*8.4%*	*16.7 p.p.*	*20.6%*	*4.5 p.p.*
Operating Expenses	**(1,391)**	**(1,262)**	**10.3%**	**(1,282)**	**8.5%**
% of the NOR	*(16.7%)*	*(17.9%)*	*1.2 p.p.*	*(17.4%)*	*0.7 p.p.*
Selling Expenses	**(1,255)**	**(1,136)**	**10.5%**	**(1,141)**	**10.0%**
% of the NOR	*(15.1%)*	*(16.1%)*	*1.0 p.p.*	*(15.5%)*	*0.4 p.p.*
Fixed	(812)	(740)	9.7%	(749)	8.5%
Variable	(443)	(396)	11.9%	(392)	13.0%
General and Administrative Expenses	**(136)**	**(125)**	**8.5%**	**(141)**	**(3.6%)**
% of the NOR	*(1.6%)*	*(1.8%)*	*0.1 p.p.*	*(1.9%)*	*0.3 p.p.*
Honorary of our Administrators	(8)	(9)	(14.9%)	(6)	27.0%
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.1%)*	*(0.0) p.p.*
General and Administrative	(128)	(116)	10.4%	(135)	(5.0%)
% of the NOR	*(1.5%)*	*(1.6%)*	*0.1 p.p.*	*(1.8%)*	*0.3 p.p.*
Operating Income	**700**	**(667)**	**n.m.**	**235**	**198.0%**
% of the NOR	*8.4%*	*(9.4%)*	*n.m.*	*3.2%*	*5.2 p.p.*
Other Operating Results	**230**	**(65)**	**n.m.**	**(77)**	**n.m.**
Equity Income	**(1)**	**3**	**n.m.**	**(0)**	**421.2%**
EBIT	**930**	**(728)**	**n.m.**	**158**	**487.9%**
% of the NOR	*11.2%*	*(10.3%)*	*n.m.*	*2.1%*	*9.0 p.p.*
Net Financial Income	**(619)**	**(756)**	**(18.0%)**	**(448)**	**38.2%**
Income before Taxes	**311**	**(1,484)**	**n.m.**	**(290)**	**n.m.**
% of the NOR	*3.7%*	*(21.0%)*	*n.m.*	*(3.9%)*	*n.m.*
Income Tax and Social Contribution	(120)	49	n.m.	177	n.m.
% of Income before Taxes	*(38.5%)*	*(3.3%)*	*(35.2) p.p.*	*(60.9%)*	*22.4 p.p.*
Consolidated Net Income (Loss) - Continued Operations	**191**	**(1,435)**	**n.m.**	**(113)**	**n.m.**
% of the NOR	*2.3%*	*(20.3%)*	*22.6 p.p.*	*(1.5%)*	*3.8 p.p.*
Consolidated Net Income (Loss) - Total Consolidated	**325**	**(1,466)**	**n.m.**	**(1,012)**	**n.m.**
% of the NOR	*3.7%*	*(18.2%)*	*21.9 p.p.*	*(12.5%)*	*n.m.*
EBITDA	**1,507**	**(278)**	**n.m.**	**723**	**108.5%**
% of the NOR	*18.1%*	*(3.9%)*	*22.0 p.p.*	*9.8%*	*8.3 p.p.*
Adjusted EBITDA	**1,547**	**356**	**333.9%**	**748**	**106.7%**
% of the NOR	*18.6%*	*5.0%*	*13.5 p.p.*	*10.2%*	*8.4 p.p.*

BALANCE SHEET

Balance Sheet - R$ Million	06.30.19	03.31.19	12.31.18
Assets			
Current Assets			
Cash and Cash Equivalents	5,236	4,495	4,870
Financial Investments	585	589	507
Accounts Receivable	2,461	2,406	2,605
Recoverable Taxes	1,067	1,170	1,067
Dividends/Interest on shareholders' equity receivable	0	3	7
Securities Receivable	104	113	115
Inventories	4,035	4,057	3,877
Biological Assets	1,556	1,538	1,513
Other Financial Assets	156	138	182
Other Receivables	479	477	452
Anticipated expenses	177	229	232
Restricted Cash	594	375	277
Current Assets held to sale	121	161	170
Current Assets held to sale and discontinued operation	0	1,810	3,157
Total Current Assets	**16,572**	**17,562**	**19,031**
Non-Current Assets			
Long-term assets	8,172	7,494	7,549
Cash Investments	201	291	291
Accounts Receivable	8	7	8
Judicial Deposits	747	677	669
Biological Assets	1,066	1,056	1,061
Securities Receivable	74	83	89
Recoverable Taxes	4,057	2,995	3,150
Deferred Taxes	1,697	1,817	1,520
Restricted Cash	226	390	584
Other Receivables	95	178	177
Permanent Assets	17,417	17,832	15,802
Investments	10	78	86
Property, Plant and Equipment	12,456	12,727	10,697
Intangible	4,951	5,028	5,019
Total Non-Current Assets	**25,589**	**25,327**	**23,351**
Total Assets	**42,161**	**42,888**	**42,382**

Balance Sheet - R$ Million	06.30.19	03.31.19	06.30.2018
Liabilities and Equity			
Current Liabilities			
Loans and Financing	4,761	5,071	4,547
Suppliers	5,875	6,060	5,552
Supply Chain Risk	586	688	886
Payroll and Mandatory Social Charges	664	587	555
Taxes Payable	436	344	403
Dividends/Interest on Shareholders' Equity	0	1	6
Management and Staff Profit Sharing	90	43	64
Other Financial Liabilities	118	155	235
Provisions	1,318	505	496
Employee Pension Plan	95	95	95
Other Liabilities	527	564	518
Current Liabilities held to sale and discontinued operation	0	409	1,132
Total Current Liabilities	**14,470**	**14,523**	**14,489**
Non-Current Liabilities			
Loans and Financing	16,020	16,549	17,618
Suppliers	1,925	1,966	180
Taxes and Social Charges Payable	158	160	162
Provision for Tax, Civil and Labor Contingencies	787	834	855
Deferred Taxes	87	93	66
Employee Pension Plan	401	391	373
Other Liabilities	870	1,075	1,108
Total Non-Current Liabilities	**20,246**	**21,066**	**20,362**
Total Liabilities	**34,716**	**35,589**	**34,851**
Shareholders' Equity			
Capital Stock	12,460	12,460	12,460
Capital Reserves	211	128	115
Other Related Results	(434)	(490)	(1,276)
Retained Profits	(4,980)	(5,280)	(4,279)
Treasury Shares	(51)	(57)	(57)
Non-Controling Shareholders	238	537	567
Total Shareholders' Equity	**7,445**	**7,299**	**7,532**
Total Liabilities and Shareholders	**42,161**	**42,888**	**42,382**